UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING Commission File Number: 000-10685

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2011
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Midwest Holding Inc.
Full Name of Registrant

N/A
Former Name if Applicable

8101 O Street, Suite S111
Address of Principal Executive Office (Street and Number)

Lincoln, Nebraska 68510
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Midwest Holding Inc. (the “Registrant”) and its auditor are in the process of completing their review of certain actuarial and financial information that was provided to the Registrant by a third-party vendor on or about March 28, 2012.  The Registrant and its auditor were unable to complete their review of this information prior to the March 30, 2012 filing deadline for the Registrant’s Annual Report on Form 10-K without unreasonable effort or expense.  As a result, the auditor requires additional time to complete its review of the Registrant’s financial statements for the year ended December 31, 2011, and the Registrant requires additional time to incorporate those reviewed financial statements into the Annual Report on Form 10-K.  The Registrant anticipates that it will file the Annual Report on Form 10-K no later than the fifteenth calendar day following the March 30, 2012 filing deadline.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Mark Oliver	(402)	489-8266
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Although the Registrant has not finalized its financial statements, it is anticipated that the Registrant’s net loss for the year ended December 31, 2011 will be approximately $3.8 million, or $0.44 per share, on income of approximately $3.6 million, as compared to a net loss for the year ended December 31, 2010 of approximately $2.2 million, or $0.32 per share, on income of approximately $5.8 million.

(Name of Registrant as Specified in Charter)

Midwest Holding Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 2, 2012	By:	/s/ Travis Meyer
Travis Meyer, President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).